Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-95113 on Form S-8 of Sierra Health Services, Inc. of our report dated June 28, 2005, appearing in this Annual Report on Form 11-K of Sierra Health Automatic Retirement Plan for the year ended December 30, 2004.

/s/DELOITTE & TOUCHE LLP
Las Vegas, Nevada
June 28, 2005